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                                 United States
                      Securities and Exchange Commission
                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                        Commission File Number: 2-99565


[_]  Form 10-K and Form 10-KSB
[_]  Form 20-F
[_]  Form 11-K
[X]  Form 10-Q and Form 10-QSB
[_]  Form N-SAR

For Period Ended:  April 30, 1999

[_]  Transition Report on Form 10-K and Form 10-KSB
[_]  Transition Report on Form 20-F
[_]  Transition Report on Form 11-K
[_]  Transition Report on Form 10-Q and Form 10-QSB
[_]  Transition Report on Form N-SAR
[_]  Money Market Fund Rule 30b3-1 Filing

For the Transition Period Ended: _________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                    PART I
                            Registrant Information

                        ARXA INTERNATIONAL ENERGY, INC.
                        -------------------------------
                            Full name of registrant

                          2301 14th Street, Suite 404
                          ---------------------------
           Address of principal executive office (Street and Number)

                              Gulfport, MS 39501
                              ------------------
                           City, State and Zip Code



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                                    PART II
                            Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12B-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the 5th calendar day following the prescribed due date; and

[_] (c) The accountant's statement or other exhibit required by Rule 12B-25(c) has been attached if applicable.

                                   PART III
                                   Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof or filing made by a money market fund pursuant to Rule 30b3-1 could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Registrant is unable to file its Quarterly Report on Form 10-QSB for the quarterly period ended April 30, 1999 by June 14, 1999 because the Registrant underwent a change in control from Phoenix Energy Group, Inc. to Gulfport Oil and Gas Inc. on May 7, 1999. An immediate and significant change in the management of the Registrant was executed (see Form 8-K filed with the Securities and Exchange Commission on May 24, 1999). Additionally, the Registrant's corporate offices were moved from Houston, Texas to Gulfport, Mississippi during the period from May 24 to June 11, 1999. The Registrant anticipates that the Quarterly Report for the quarterly period ended April 30, 1999 will be completed shortly, at which time it will file its Form 10-QSB, but in no event, later than June 21, 1999.

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                                    PART IV
                               Other Information

(1) Name and telephone number of person to contact in regard to this notification.

          Dennis McGrath, VP-Finance   (228) 864-6667
          --------------------------   --------------
          (Name)                       (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                      Yes  [X]   No  [_]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                      Yes  [_]   No  [X]

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                        ARXA INTERNATIONAL ENERGY, INC.
                        -------------------------------
                 (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 14, 1999
                                            By: /s/ Dennis P. McGrath
                                                --------------------------
                                                Dennis P. McGrath
                                                Vice President - Finance